

02007379

SECURI... ...MMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002

SEC FILE NUMBER
8- 31957

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Financial Security, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Westshore Blvd., Suite 820
(No. and Street)

Tampa, Florida 33609
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Krause (813) 287-9596
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santana & Co., P.A., C.P.A.'s
(Name — if individual, state last, first, middle name)

211 S. Boulevard, Tampa, Florida 33606
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Financial Security, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SARAH C. KING
Notary Public, State of Florida
My comm. expires Nov. 27, 2005
Comm. No. DD074693
ID 960214
Bonded Thru Service Insurance Company, Inc.

Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	PAGE NUMBER
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Position	2 - 3
Statement of Operations	4
Statement of Changes in Shareholders' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 8
Supplementary Schedules:	
Schedule of Computation of Net Capital	9
Required Reports:	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10 - 11

Santana & Co., P.A.

Certified Public Accountants

211 S. Boulevard
Tampa, FL 33606
(813) 254-2443
Fax (813) 258-3224

Members of:
American Institute of C.P.A.'S
Florida Institute of C.P.A.'S

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Coastal Financial Security, Inc.

We have audited the accompanying statements of financial position of Coastal Financial Security, Inc. (a Florida Corporation) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Financial Security, Inc., as of December 31, 2001, and results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Santana & Co., P.A.
Certified Public Accountants
Tampa, Florida
February 8, 2002

FINANCIAL STATEMENTS

COASTAL FINANCIAL SECURITY, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	7,000
Total current assets		7,000
OTHER ASSETS:		
Goodwill		10,000
Less: Accumulated Amortization		(2,889)
Total other assets		7,111
Total assets	$	14,111

See accompanying auditors' report and notes to financial statements.

COASTAL FINANCIAL SECURITY, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY:		
Common stock - $1 par value, 100 shares authorized,		
100 issued and outstanding	$	100.00
Additional paid-in capital		59,026
Retained earnings		(45,015)
Total shareholders' equity		14,111
Total liabilities and shareholders' equity	$	14,111

See accompanying auditors' report and notes to financial statements.

COASTAL FINANCIAL SECURITY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME:		
Commissions	$	44,128
Investment Activity and Advisory Fees		27,923
Interest		66
Total income		72,117
EXPENSES:		
General and Administrative Expenses		30,674
Clearing Fees		24,401
Commissions		38,388
Communications and Data Processing		40
Rent or Lease Expense		120
Dues, Assessments, Licenses and Registrations		1,019
Travel and Meals		3,243
Amortization and Depreciation		667
Total expenses		98,551
Income before provision for income taxes		(26,434)
Provision for income taxes		-
Net Income (Loss)	$	(26,434)

See accompanying auditors' report and notes to financial statements.

COASTAL FINANCIAL SECURITY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	CAPITAL STOCK	ADDITIONAL PAID - IN CAPITAL	RETAINED EARNINGS	TOTAL
Audited balance as of December 31, 2000	$ 100	$ 59,026	$ (18,581)	$ 40,545
Net income	-	-	(26,434)	(26,434)
Audited balance as of December 31, 2001	$ 100	$ 59,026	$ (45,015)	$ 14,111

See accompanying auditors' report and notes to financial statements.

COASTAL FINANCIAL SECURITY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(26,434)
Adjustment to reconcile net income:		
Depreciation and amortization		667
(Increase) decrease in:		
Brokers and dealers receivable		21,972
(Decrease) increase in:		
Accounts payable		(1,742)
Commissions payable		(17,372)
Net cash (used for) provided by operating activities		(22,909)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from investments		20,100
Net cash (used for) provided by investing activities		20,100
NET CHANGE IN CASH POSITION		(2,809)
CASH, BEGINNING OF YEAR		9,809
CASH, END OF YEAR	$	7,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	35

See accompanying independent auditors' report and notes to financial statements.

COASTAL FINANCIAL SECURITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Coastal Financial Security, Inc. ("the Company") is a fully disclosed introducing broker/dealer registered with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company, which is a Florida corporation located in Tampa, Florida, does business primarily in the State of Florida.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, the financial statements of Coastal Financial Security, Inc. are maintained on an accrual basis of accounting. The accrual basis of accounting is also used for income tax purposes.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Commissions

Securities transactions and related commission income and expense are recorded on a trade-date basis. Payment of commissions is subject to commission income received.

Goodwill

Goodwill is stated at cost and is being amortized over a 15-year period using a straight-line method of amortization.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COASTAL FINANCIAL SECURITY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 3: INCOME TAXES

The Company files federal and state income tax returns. There are no deferred taxes as of December 31, 2001, as the Company's accounting methods are the same for both financial and tax reporting purposes. There is no income tax expense as of December 31, 2001. As of December 31, 2001, the Company has $35,914 in net operating losses from 1999 and 2001 that can be carried forward for a period of 20 years.

NOTE 4: RELATED PARTIES

There were no liabilities subordinated to the claims of general creditors during the period of January 1, 2001 through December 31, 2001.

The Company maintains an agreement with First Southeastern Securities Group, Inc. ("FSSG") to clear customer transactions through FSSG's clearing agent. For several months during 2001, FSSG was the sole shareholder of Coastal Financial Security, Inc. (Refer to Note 6)

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $7,000, which represents $2,000 in excess of required net capital. The ratio of aggregate indebtedness to net capital was 0% for 2001.

NOTE 6: CLEARING AGENT

Through an agreement with First Southeastern Securities Group, the Company utilizes Correspondent Services Corporation (A subsidiary of Paine Webber Incorporated) for clearing all customer transactions. Transactions are cleared on a fully disclosed basis. (Refer to Note 4)

SUPPLEMENTARY SCHEDULES

COASTAL FINANCIAL SECURITY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Ownership Equity	$	14,111
Non-Allowable Asset		7,111
Tentative Net Capital		7,000
Haircuts		
Other Securities		-
Total Haircuts		-
Net Capital		7,000
Minimum Net Capital		(5,000)
Excess Net Capital	$	2,000
Aggregate Indebtedness	$	-
Ratio of Aggregate Indebtedness to Net Capital		0%

There is no material difference between the computation of net capital under Rule 15c3-1 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker-dealer in the unaudited FOCUS report.

See independent auditors' report.

REQUIRED REPORTS

Santana & Co., P.A.

Certified Public Accountants

211 S. Boulevard
Tampa, FL 33606
(813) 254-2443
Fax (813) 258-3224

Members of:
American Institute of C.P.A.'S
Florida Institute of C.P.A.'S

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
Coastal Financial Security, Inc.

In planning and performing our audit of the financial statements of Coastal Financial Security, Inc. (a Florida Corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Coastal Financial Security, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be materials weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Santana & Co., P.A.
Certified Public Accountants
Tampa, Florida
February 8, 2002

COASTAL FINANCIAL SECURITY, INC.
TAMPA, FLORIDA

DECEMBER 31, 2001
(Audited Financial Statements)

COASTAL FINANCIAL SECURITY, INC.

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001